Mail Stop 4561
Via fax: 86 10 59137800

May 7, 2009

Remington Hu
Chief Financial Officer
Yucheng Technologies Limited
3F Tower B, Beijing Financial Trust Building
Anding Road, Chao Yang District
Beijing 100029, P.R. China

      Re: Yucheng Technologies Limited
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed May 5, 2008
              File no. 1-33134

Dear Mr. Hu:

      We have reviewed your response letter dated March 20, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.   We note in your response to prior comment 2 that for bundled IT solution arrangements that include PCS for more than one year, you determined that PCS revenue was immaterial and therefore, you have not deferred PCS revenue in the

past. However, in the proposed revenue recognition policy footnote included in your response, you state that for bundled arrangements that include more than one year of PCS, you defer revenue related to PCS, based on VSOE, and recognize such revenue ratably over the PCS period. Based on our phone conversation on April 21, 2009, please confirm, if true, that for bundled arrangements that included more than one year of PCS entered into prior to 2008, you did not defer revenue for the PCS element based on materiality and that for similar arrangements entered into beginning in 2008, revenue for PCS was deferred and recognized ratably over the PCS period based on VSOE.

2.   We note in your response to prior comment 7 in our letter dated November 13, 2008 that PCS pricing is determined based on your standard blended charge rate of RMB 10,000 per man-month since your charge rates range from RMB 20,000 for senior engineers to RMB 7,500 for junior engineers. However, in the same response you state that VSOE for PCS is determined on a contract-by-contract basis and customer-by-customer basis based on region, customer size, risk and competition. Clarify whether all of your customers are charged a standard blended charge rate of RMB 10,000 per man-month for PCS renewals or whether the amount charged to your customers for PCS renewals vary by customer based on the mix of senior and junior engineers as well as region, customer size, risk and competition. If the amount charged to your customers vary, clarify whether the amounts charged for PCS contracts are within a tight range of each other. In this regard, based on our phone conversation on May 6, 2009, you stated that you used a bell-shaped curve approach in establishing VSOE of PCS renewals. Clarify how you established VSOE of PCS using this approach and how you applied this approach to each class of customers.

3.   Based on our phone conversation on May 6, 2009, we note all of your one-year PCS renewal contracts are priced at one man-month and that these renewals are used to establish VSOE of PCS for your one-year PCS contracts. We also note in your response to prior comment 2 in our letter dated January 13, 2009 that you began selling three-year bundled PCS contracts in 2007 and as a result, you do not have any renewals of three-year PCS contracts to establish VSOE of fair value for such contracts. In addition, in our phone conversation on May 6, 2009, you stated that three-year PCS contracts were priced between one man-month and three man-months and that the three-year PCS contracts are typically priced at two man-months. Clarify how you established VSOE of fair value for three-year PCS contracts when your pricing varies based on different man-months. In this regard, tell us how you considered TPA 5100.52 in determining VSOE of fair value for PCS for your three-year PCS contracts based on your one-year contract renewal pricing.

4.   Tell us the total value of initial PCS contracts entered into in 2008 and the total amount of revenue related to new IT solutions and services contracts in 2008.

5.   Please confirm that your response was reviewed by your auditors, BDO McCable Lo Limited, including the U.S. filing reviewer. Additionally, please provide the name and telephone number of the U.S. filing reviewer.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481, Patrick Gilmore at (202) 551-3406, or me at (202) 551-3499 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Andrew Hudders
    Golenbock, Eiseman, Assor, Bell & Peskoe, LP
    Fax: (212) 754-0330